

Mail Stop 4720

December 15, 2016

<u>Via Email</u>
Jun Wang
Chief Financial Officer
China Finance Online Co. Limited
17th Floor of Fuzhuo Plaza A,
No. 28 Xuanwai Street, Xicheng District,
Beijing, China 100052

   Re: China Finance Online Co. Limited
      Form 20-F for Fiscal Year Ended December 31, 2015
      Filed April 27, 2016
      Form 6-K
      Filed August 22, 2016
      File No. 000-50975

Dear Mr. Wang:

   We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2015</u>

<u>Report of Independent Registered Public Accounting Firm, F-1</u>

1. Please amend to include a signed and dated audit report for all financial statement periods included in the consolidated financial statements as required by Rule 2-02 of Regulation S-X.

<u>Form 6-K Filed August 22, 2016</u>

2. We noted that you entered into the Stipulation of Settlement and provided for a settlement fund of $3 million related to Wang v. China Finance Online. Please tell us if you included any accruals for this litigation in the unaudited financial statements at June 30, 2016, or any prior periods. Refer to ASC 450.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Review Accountant